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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         COMMISSION FILE NUMBER 1-14880

                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K   [ ] Form 20-F  [ ]  Form 11-K  [ ]  Form 10-Q
               [ ] Form N-SAR

               For Period Ended:  March 31, 2004

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                        PART I -- REGISTRANT INFORMATION

Lions Gate Entertainment Corp.
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Full Name of Registrant


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Former Name if Applicable


2700 Colorado Avenue, Suite 200
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Address of Principal Executive Office (Street and Number)


Santa Monica, California 90404
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City, State and Zip Code

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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

We acquired Artisan Entertainment on December 15, 2003. We require additional time to complete our analysis of Artisan Entertainment's accounts, which will be included in our audited financial statements.


                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Wayne Levin                        (310)                   449-9200
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(Name)                             (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). [X] Yes   [ ] No



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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This year's results will include: (a) Artisan Entertainment's results of operations resulting in a significant increase in revenues, direct operating, distribution and marketing and general and administration costs; (b) an increase in overall distribution and marketing costs due to the timing of theatrical and video releases; (c) an increase in net losses and a write-down of animation assets due to the restructuring of our Montreal-based animation partner CineGroupe; (d) non-recurring severance and relocation costs incurred by Lions Gate as the acquiror of Artisan Entertainment; and (e) additional interest expense resulting from an increase in bank loans and the issuance of subordinated notes. We cannot estimate our results at this time because our audited financial statements have not been completed.

Lions Gate Entertainment Corp.
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(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  June 14, 2004                         By  /s/James Keegan
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                                                James Keegan
                                                Chief Financial Officer



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